Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

Megan N. Gates	617 542 6000 617 542 2241 fax
Direct dial 617 348-4443 mngates@mintz.com

July 20, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Greenspan, Esq.

Re:	Coley Pharmaceutical Group, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 1, 2005
File No. 333-124176

Ladies and Gentlemen:

On behalf of Coley Pharmaceutical Group, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-1 (Reg. No. 333-124176), initially filed with the Commission on April 20, 2005 (the “Registration Statement”) and amended on April 28, 2005, June 2, 2005, July 1, 2005 and July 11, 2005.

Amendment No. 5 is being filed in response to comments contained in the letter dated July 18, 2005 from Jeffrey Riedler of the Staff (the “Staff”) of the Commission to Robert L. Bratzler, the Company’s President and Chief Executive Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 5. Page numbers referred to in the responses reference the applicable pages of Amendment No. 5.

Boston    Washington    Reston    New York    Stamford    Los Angeles    London

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

July 20, 2005

On behalf of the Company, we advise you as follows:

Use of Proceeds, page 28

1.	Comment: We note your response to comment 4 and reissue the comment. Please provide the estimated amount, as opposed to the percentage of the proceeds, you expect to spend on drug development and clinical trials for Actilon and the estimated amount you expect to spend on the discovery and development of new TLR Therapeutics.

Response: The Company has revised the disclosure on page 28 of Amendment No. 5 in response to the Staff’s comment.

Results of Operations, page 40

Quarters Ended March 31, 2005 and 2004, page 40

Research and Development Expenses, page 40

2.	Comment: Refer to your response to comment 5. It does not appear that the changes made address our comment. The table on page 40 still does not provide research and development expenses at the project level where available. Please disclose the expenditures by major research and development project for the periods in which you actually tracked these expenses at that level. Additionally, to the extent possible, please modify the comparative results of operations table on page 42 for the year ended December 31, 2004 to include a similar discussion.

Response: After supplemental discussions between Charles Abdalian, Chief Financial Officer of the Company, and Ms. Tabitha Akins of the Staff on July 19, 2005, the Company has added additional information below the tables on pages 40 and 42 of Amendment No. 5, in the paragraphs beginning “Clinical trials and drug development expense…,” to address the Staff’s comment.

The nature of the additional information was to disclose the amounts for internal clinical trial and drug development expense. The revised disclosure now includes internal as well as external expenses. External expenses are tracked by product candidate, while internal expenses have been disclosed in total, since the Company does not track internal expenses by product candidate. Definitions of Research and Development Expense line items included in the tables on pages 40 and 42 are provided on page 36 under “Research and Development Activities.”

The Company notes that amounts under the line item “Basic research and preclinical expense” included in the tables on pages 40 and 42 and defined on page 36 take place at the beginning of the research cycle, in which thousands of molecules are evaluated. When a molecule is identified for clinical development, external costs are then tracked separately while the molecule advances through clinical and drug development.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding Amendment No. 5 or the foregoing, kindly contact the undersigned at (617) 348-4443 or William T. Whelan of this firm at (617) 348-1869. Thank you for your time and attention.

Very truly yours,

/s/ Megan N. Gates
Megan N. Gates

cc: Securities and Exchange Commission

Jeffrey P. Riedler

Suzanne Hayes

Tabitha Atkins

Jim Atkinson

Coley Pharmaceutical Group, Inc.

Charles Abdalian

Charles Yon

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William T. Whelan

Michael R. Harrington

Ropes & Gray LLP

Patrick O’Brien